Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

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27 January 2012
ASX ANNOUNCEMENT

Mission to Re-Structure Operations

Mission NewEnergy Limited (NASDAQ:MNEL, ASX:MBT), a global provider of environmentally sustainable biofuels, today announces that management has commenced a detailed review of its operations in-light of its current cash position and visibility on its Jatropha operations.

Today the company also announces the material completion of the 2011 Jatropha harvest season. The harvest is significantly lower than company expectations.

The company believes that the lower than expected harvest season is a result of historically planting wild seed varieties which have large yield variability in its early years of growth before the trees mature. The Company expects maturity to be achieved in the seventh year of planting. On average, the Company's current acreage is less than 3 years old.

Based on this, management is re-evaluating its productive acreage and yield expectations. The company expects that both productive acreage and yield estimates will be materially down graded and awaits the completion of the 2012 harvest season in December 2012 to provide further clarity. The company has decided not to undertake further planting of Jatropha until yield from existing acreage is determined.

"Structural changes to the business are absolutely necessary in light of the current stage of development of the Jatropha operations. We continue to believe in the strength of our Jatropha business long term; however, given our current cash position the company needs to review all its strategic options," said Nathan Mahalingam, Group CEO of Mission NewEnergy.

Management believes the company has a viable refining business and that in the long term its Jatropha operations will be profitable. In light of this positive

long term outlook, we need to re-structure the business to allow the company to conserve cash. The re-structure will likely include a reduction in operating expenditure on all fronts, divestment of non-core assets and raising further equity capital. As at 31 December 2011, the company had A$5.7 million in cash.

- Announcement Ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and Jatropha plantation company. At full capacity we can produce 105 million gallons of biodiesel. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission's contract farmers on arid, marginal lands. Through the realization of Jatropha by-product value, Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

James Garton
Head of Corporate Finance, M&A
Phone: + 1 (210) 841-5741
james@missionnewenergy.com